Exhibit (a)(1)(E)

November 18, 2015

To the preferred unitholders of Black Stone Minerals, L.P.

Re:	Offer to purchase for cash up to 100% of Black Stone Minerals, L.P.’s outstanding Series A Preferred Units at 100% of the par value of $1,000.00 per unit, plus any unpaid accrued yield through the termination date

Ladies and Gentlemen:

Black Stone Minerals, L.P. (the “Partnership”) hereby reminds each of the preferred unitholders of the Partnership (the “Preferred Unitholders”) of the Partnership’s offer to purchase for cash up to 100% of the Partnership’s outstanding Series A Preferred Units (the “Preferred Units”) at 100% of the par value of $1,000.00 per unit, plus any unpaid yield accrued through the termination date. The offer will terminate at 5:00 p.m., New York City time, on December 10, 2015, unless the offer is extended (the “Termination Date”).

For a Preferred Unitholder to validly tender Preferred Units, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by American Stock Transfer and Trust Company, LLC, the Depositary for the offer (the “Depositary”), by the Termination Date. The Partnership has enclosed an Amended and Restated Offer to Purchase dated November 18, 2015 (the “Amended and Restated Offer to Purchase”) and an Amended and Restated Letter of Transmittal (the “Amended and Restated Letter of Transmittal”), marked against the previously distributed Offer to Purchase dated November 6, 2015 and related Letter of Transmittal. The changes marked in the enclosed Amended and Restated Offer to Purchase and Amended and Restated Letter of Transmittal correct and clarify certain procedural and legal aspects of the offer. In the event a Preferred Unitholder has already completed and transmitted a Letter of Transmittal to the Depositary, such Preferred Unitholder need not complete and transmit another Letter of Transmittal. The Preferred Unitholders may complete either the original Letter of Transmittal or the Amended and Restated Letter of Transmittal in tendering their Preferred Units.

Questions about how to tender the Preferred Units and requests for additional copies of the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal may be directed to the Depositary at (718) 921-8317 or (877) 248-6417.

Sincerely yours,
BLACK STONE MINERALS, L.P.
By: Black Stone Minerals, L.P., its general partner

By:	/s/ Steve Putman
Name:	Steve Putman
Title:	Senior Vice President, General Counsel, and Secretary